Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION

NovaDel Pharma Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the Corporation is NovaDel Pharma Inc. (the “Corporation”).

SECOND: The date on which the Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware is November 24, 1998.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions dated November 17, 2006 to amend Article IV, Section 4.1 of the Certificate of Incorporation of the Corporation to read in its entirety as follows:

“4.1 Authorized Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred and one million (201,000,000) shares, which are to be divided into two classes as follows:

200,000,000 shares of Common Stock, par value $.001 per share; and

1,000,000 shares of Preferred Stock, par value $.001 per share.”

FOURTH: The foregoing amendment was submitted to the stockholders of the Corporation for their approval and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, NovaDel Pharma Inc. has caused this Certificate of Amendment to be signed by its duly authorized officers this 16th day of January, 2007.

By:	/s/ Michael E. Spicer
Michael E. Spicer
Chief Financial Officer and Corporate Secretary